Exhibit 99.1

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)

INDEX TO CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2011

The amounts are stated in U.S. dollars ($) in thousands.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,	June 30,
	2010	2011
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$7,610	$10,520
Marketable securities	11,585	22,957
Trade receivables	6,624	8,455
Other current assets	3,197	2,467
Inventories	3,183	3,674
T o t a l current assets	32,199	48,073
LONG-TERM INVESTMENTS:
Marketable securities	16,351	-
Other	3,611	3,681
	19,962	3,681
PROPERTY AND EQUIPMENT - net	923	739
DEFERRED ISSUANCE COSTS, net of accumulated amortization	173	104
T o t a l assets	$53,257	$52,597
Liabilities and equity
CURRENT LIABILITIES:
Trade payables	$3,778	$3,682
Accrued expenses and other payables	6,910	6,057
Deferred income	1,933	2,495
Convertible subordinated notes, series A	-	26,988
T o t a l current liabilities	12,621	39,222
LONG-TERM LIABILITIES:
Accrued severance pay and other	4,446	4,547
Convertible subordinated notes series A, net	24,938	-
Convertible subordinated notes series B, net	-	8,211
T o t a l long-term liabilities	29,384	12,758
COMMITMENTS AND CONTINGENT LIABILITY
T o t a l liabilities	42,005	51,980
EQUITY:
Share capital - ordinary shares of no par value (authorized: December 31, 2010 and June 30, 2011-75,000,000 shares; issued:
December 31, 2010 – 25,128,358 shares; June 30, 2011 - 25,377,074 shares;
outstanding: December 31, 2010 - 22,483,519 shares;
June 30, 2011 – 22,732,235 shares) and additional paid in capital and Warrants	362,017	363,283
Accumulated deficit	(345,065)	(356,046)
Accumulated other comprehensive loss	(56)	(976)
Treasury shares, at cost (2,644,839 ordinary shares)	(5,644)	(5,644)
T o t a l equity	11,252	617
T o t a l liabilities and equity	$53,257	$52,597

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
REVENUES	$4,970	$1,664	$9,525	$3,295
COST OF REVENUES	2,811	1,205	5,531	2,428
GROSS PROFIT	2,159	459	3,994	867
RESEARCH AND DEVELOPMENT EXPENSES - net	3,117	3,611	6,133	7,351
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES	3,074	4,003	7,194	8,051
OPERATING LOSS	(4,032)	(7,155)	(9,333)	(14,535)
FINANCIAL EXPENSES - net	(340)	(501)	(707)	(531)
ADJUSTMENTS RELATED TO SERIES A AND SERIES B CONVERTIBLE NOTES	(589)	(91)	(941)	(408)
OTHER INCOME	-	-	-	1,624
NET LOSS	$(4,961)	$(7,747)	$(10,981)	$(13,850)
LOSS PER SHARE (“EPS”):
Basic and diluted	$(0.22)	$(0.40)	$(0.49)	$(0.77)
WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands):
Basic and diluted	22,732	19,354	22,624	17,976

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital and additional
	paid in capital				Accumulated
	Number of shares			Accumulated	other Comprehensive	Treasury	Total shareholders'
	(in thousands)	Amount	Warrants	deficit	loss	shares	equity
BALANCE AT JANUARY 1, 2011	22,484	$358,589	$3,428	$(345,065)	$(56)	$(5,644)	$11,252
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2011:
Net loss				(10,981)			(10,981)
Unrealized losses on available-for-sale marketable securities, net					(920)		(920)
T o t a l comprehensive loss							(11,901)

Issuance of share capital	240	660					660
Exercise of options granted to employees	9	-					-
Compensation related to employee stock option grants		606					606
BALANCE AT JUNE 30, 2011	22,734	$359,855	$3,428	$(356,046)	$(976)	$(5,644)	$617

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Six months ended June 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	$(10,981)	$(13,850)
Adjustments to reconcile net loss for the period to net cash used in operating activities:
Depreciation and amortization:
Property and equipment	292	370
Deferred issuance costs	69	69
Accrued interest, premium amortization and currency differences on marketable securities	(906)	1,084
Increase in accrued severance pay	91	37
Compensation related to employee stock option grants, net	606	882
Revaluation of conversion feature embedded in series A convertible notes	(1)	211
Change in market value of series B convertible notes, net	201	-,-
Adjustments in the value of series A convertible notes	2,051	(233)
Gain from the sale of long term investments	-,-	(1,624)
Increase in other long-term liabilities	10	10
Changes in operating assets and liabilities:
Increase in trade receivables and other current assets	(1,101)	(3,176)
Decrease in trade payables, accrued expenses
and other payables	(949)	(99)
Decrease (increase) in deferred income	562	(55)
Increase in inventories	(491)	(669)
Net cash used in operating activities	(10,547)	(17,043)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(108)	(489)
Change in funds in respect of accrued severance pay, net	(70)	73
Proceeds from the sale of long term investment	-,-	2,772
Bank deposits, net	-,-	4,000
Proceeds from marketable securities held to maturity	-,-	3,396
Proceeds from marketable securities available for sale	7,801	1,060
Purchase of marketable securities available for sale	(2,836)	(7,812)
Net cash provided by investing activities	4,787	3,000
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of series B convertible notes	8,010	-,-
Exercise of options granted to employees	-,-	35
Issuance of share capital (six months ended June 30, 2010 - net of $795,000 issuance costs)	660	9,827
Net cash provided by financing activities	8,670	9,862
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,910	(4,181)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	7,610	8,109
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$10,520	$3,928
SUPPLEMENTARY DISCLOSURE OF CASH FLOW
INFORMATION – CASH PAID DURING THE ERIOD FOR:
Interest paid	$1,092	$960
Advances paid to income tax authorities	$75	$69

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – Basis of presentation:

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the consolidated financial position and results of operations of Orckit Communications Ltd. and its subsidiaries (“Orckit" or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s Form 6-K dated March 3, 2011, as filed with the Securities and Exchange Commission. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of results that could be expected for the entire fiscal year.

Our Series A convertible notes are due in March 2017, but are subject to the right of each holder to request early repayment of the principal amount of all or part of the notes held by it in March 2012 with a penalty of approximately 3% of the indexed amount (equal to the last payable interest coupon preceding the early repayment request). The Company plans to finance this early repayment from internal resources such as available cash, cash equivalents and marketable securities and if needed from external equity or debt financing.

NOTE 2 – Certain transactions:

a.	Issuance of Series B convertible notes

On June 2, 2011, Orckit issued Series B convertible notes due December 31, 2017 (the "Notes") in a public offering in Israel. An aggregate principal amount of NIS 30,779,000 of Notes (approximately $9.0 million) was issued at a price of NIS 940 per unit (each unit comprised of NIS 1,000 principal amount of the Notes). The Notes bear interest at a rate of 8% per year, are not linked to the consumer price index, and are convertible into the Company’s ordinary shares at a conversion price of NIS 10.00 per share (approximately $2.9 based on the U.S. Dollar/NIS exchange rate at June 2, 2011). The gross proceeds of the offering were NIS 28.9 million (approximately $8.5 million), and the net proceeds of the offering were NIS 27.4 million (approximately $8.0 million).

Since the Series B convertible notes are denominated in NIS, while the functional currency of the Company is the U.S. dollar, the notes contain an embedded derivative instrument. As permitted by ASC 815-15 regarding such notes, the Company has elected to apply the fair value option. Accordingly, the notes will be measured at each balance sheet date at their fair value and changes in fair value will be recorded in the  statement of operations.

b.	Issuance of shares capital

As detailed in note 6f(2) to the Company’s audited financial statements, on December 3, 2010, the Company closed, a public offering of 3,045,452 units consisting of shares and warrants. Two executive officers and directors agreed to purchase 240,000 of the above units at the same terms as all the other units, subject to shareholder approval. In March, 2011, the shareholder approval was received and the Company issued these 240,000 units in consideration of the payment of the purchase price in the aggregate amount of $660,000.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – Inventories:

Inventories consist of raw materials and supplies and finished products and are valued at the lower of cost or market. The composition of the Company’s inventories was as follows:

	December 31,	June 30,
	2010	2011
	U.S. dollars in thousands
Raw materials	$169	$208
Finished goods	3,014	3,466
	$3,183	$3,674

NOTE 4 - Employee Share Option Plan:

The Company grants two types of awards, (a) non-performance options, which are options with a vesting period, but no additional performance criteria, and (b) performance goals options, which are contingent upon meeting specified performance goals.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - Employee Share Option Plan (continued):

Non performance options:

The following assumptions were made in the computation of the fair value of each option award using the Black-Scholes option-pricing model.

	Three months ended June 30, 2011	Six months ended June 30, 2010	Three months ended June 30, 2011	Six months ended June 30, 2011
Expected dividend yield	0%	0%	0%	0%
Expected volatility	75%	70%	67%	67%
Risk-free interest rate	1.3%	1.4%	0.9%	1.0%
Expected life - in years	2.7	3.3	2.9	2.9

A summary of option activity for non-performance options (options with a vesting period, but no additional performance criteria) under the Plan as of June 30, 2011 , and changes during the six month period then ended are presented below:

Options	Number of options

Outstanding at January 1, 2011	4,234,698
Granted	49,250
Exercised	(8,716)
Forfeited or expired	(314,727)
Outstanding at June 30, 2011	3,960,505
Exercisable at June 30, 2011	2,849,981

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - Employee Share Option Plan (continued):

Performance based options:

A summary of performance based option activity under the Plan as of  June 30, 2011 , and changes during the six month period then ended are presented below:

Options	Number of options

Outstanding at January 1, 2011	1,075,326
Forfeited or expired	(37,500)
Outstanding at June 30, 2011	1,037,826
Exercisable at June 30, 2011	296,795

NOTE 5- Marketable securities:

Marketable securities consist of securities classified as “available for sale”. As of December 31, 2010 and June 30, 2011, marketable securities amounted to $27,936,000 thousand and $22,957,000 respectively.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6- Fair value finacial instruments:

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis, segregated by classes:

	Fair Value Measurements at Reporting Date U.S. dollars In thousands
	Level 1	Level 2	Level 3	Total
December 31, 2010
Assets:
Available for sale securities	$20,439	$7,497		$27,936

Derivatives – presented net of convertible notes among long-term liabilities			$1	$1

June 30, 2011
Assets:
Available for sale securities	$21,193	$1,764		$22,957
Liabilities:
Series B convertible notes – presented amonglong-term liabilities	$8,211			$8,211

NOTE 7- Segment information and revenues from principal customers:

1) Following is a summary of revenues by geographic area. The Company sells its products mainly to telecommunications carriers. Revenues are attributed to geographic areas based on the location of the end users as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
	U.S. dollars in thousands
India	$1,430	-,-	$2,832	-,-
Europe	2,448	$263	4,447	$756
Latin America	224	127	544	256
Japan	638	972	1,381	1,818
Korea	25	61	72	121
United States	97	39	129	71
Other	108	202	120	273
	$4,970	$1,664	$9,525	$3,295

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7- Segment information and revenues from principal customers (continued):

2) Revenues from principal customers - revenues from a single customer that exceed 10% of total revenues in the relevant period:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
	U.S. dollars in thousands
Customer A	$638	$939	$1,381	$1,765
Customer B	105	214	203	438
Customer C	1,472	46	2,864	294
Customer D	1,430	-,-	2,832	-,-

NOTE 8 – Recently adopted and issued accounting pronouncements:

a.
In October 2009, the FASB issued authoritative guidance regarding revenue arrangements with multiple deliverables. The guidance requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The guidance eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. The new guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted.

b.
In October 2009, the FASB issued an update to Topic 985-605. ASU 2009-14 amends the scope of the software revenue guidance in Topic 985-605 to exclude, inter alia, non-software components of tangible products and software components of tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted if we elect to adopt ASU 2009-13 concurrently.

In management’s opinion, the adoption of ‘‘Multiple-Deliverable Revenue Arrangements’’ (‘‘ASU 2009-13’’) on January 1, 2011, did not have a material effect on the period from January 1, 2011 to June 30, 2011.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – Recently adopted and issued accounting pronouncements(continued):

The unaudited interim consolidated financial statements reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2011 and the results of operations and cash flows for the six month and three month ended June 30, 2010 and 2011.

The results of operations for the three and six months ended June 30, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011 or for any other future year or interim period.

c.
In June 2011, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update No. 2011-05 ("ASU 2011-05"), which amended the comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.

The guidance is effective for interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the potential impact of ASU 2011-05 on its financial statements.

d.
In May 2011, the FASB issued Accounting Standards Update No. 2011-04 ("ASU 2011-04") for Fair Value Measurements and Disclosures (Topic 820). The amendment clarifies the existing guidance and adds new disclosure requirements.

The guidance is effective for interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the potential impact of ASU 2011-04 on its financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9– Contingencies:

a.	Royalty commitment:

As described in the Company’s audited finanacial statements for the year ended December 31, 2010, the Company has a contingent liability due to royalty commitments to the Government of Israel with respect to proceeds from sales of products whose research and development was funded, in part, by Government grants. This liability increased in the six months ended June 30, 2011 by approximately $1.0 million, amounting to approximately $15.2 million on June 30, 2011.

b.	Lease commitment:

The Company also has a contingent liability due to lease commitments under several operating lease agreements with respect to its offices that have not materially changed from December 31, 2010.